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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G

                        Under the Securities Act of 1934


                                 NCO Group, Inc.
                                ----------------
                                (Name of Issuer)

                           Common Stock, no par value
                          ----------------------------
                         (Title of Class of Securities)

                                    628858102
                                   ----------
                                 (CUSIP Number)




The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages
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-----------------------------                           ------------------------
CUSIP NO.     628858102                13G                  Page 2 of 4 Pages
          -------------
-----------------------------                           ------------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

           Joshua Gindin
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [ ]
           Not Applicable
--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

                                    144,213  (See Item 4)

       NUMBER OF            ----------------------------------------------------
        SHARES               6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                     200,710  (See Item 4)
         EACH               ----------------------------------------------------
       REPORTING             7      SOLE DISPOSITIVE POWER
        PERSON
         WITH                       144,213  (See Item 4)
                            ----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                    200,710  (See Item 4)
--------------------------------------------------------------------------------

   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           344,923  (See Item 4)
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.1%  (See Item 4)
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 4 Pages
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Item 1(a)       Name of Issuer:

                NCO Group, Inc. (the "Corporation")

Item 1(b)       Address of Issuer's Principal Executive Offices:

                1740 Walton Road
                Blue Bell, PA 19422-0987

Item 2(a)       Name of Person Filing:

                Joshua Gindin

Item 2(b)       Address of Principal Business Office:

                Kessler & Gindin
                230 S. Broad Street, 20th Floor
                Philadelphia, PA  19102

Item 2(c)       Citizenship:

                United States

Item 2(d)       Title of Class of Securities:

                Common stock, no par value

Item 2(e)       CUSIP Number:  628858102

Item 3          Not Applicable

Item 4          Ownership:

                (a) Amount Beneficially Owned: 344,923(1)
                (b) Percent of Class: 5.1%




------------------------------------
   (1)Includes: (i) 140,518 shares held in trust for the benefit of Michael J. Barrist's child for which Mr. Gindin is a co-trustee; (ii) 60,192 shares held in trust for the benefit of Annette Barrist's family for which Mr. Gindin is a co-trustee (the trusts referred to in (i) and (ii) collectively, the "Barrist Trusts"); (iii) 140,518 shares held in trust for the benefit of Charles C. Piola's children for which Mr. Gindin is trustee; and (iv) 3,695 shares issuable upon the exercise of options which are exercisable within 60 days of February 14, 1997.


                               Page 3 of 4 Pages

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                (c) Number of shares as to which such person has

                      (i)    sole power to vote/direct the vote: 144,213(2)
                      (ii)   shared power to vote/direct the vote: 200,710(3)
                      (iii)  sole Power to dispose/direct the disposition
                              of: 144,213(2)
                      (iv)   shared power to dispose/direct the disposition
                              of: 200,710(3)

Item 5          Ownership of Five Percent or Less of a Class:

                Not Applicable.

Item 6          Ownership of More Than Five Percent on Behalf of Another Person:

                Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:

                Not Applicable.


Item 8          Identification and Classification of Members of the Group:

                Not Applicable.

Item 9          Notice of Dissolution of Group:

                Not Applicable.

Item 10         Certification

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 1/28/97                                /s/ Joshua Gindin
     -----------------------                -----------------------------------
                                                 Joshua Gindin


----------------------
 (2)Includes all the shares shown as beneficially owned in Item 4(a) except the shares held under the Barrist Trusts.
 (3)Includes only the shares held under the Barrist Trusts.


                               Page 4 of 4 Pages